Exhibit 99.1

Canopy Growth Corporation reports fourth quarter and fiscal 2019 results with annual sales of $226.3M

  Achieved annual net revenue growth of 191% to $226.3 million. Generated $140.5 million of gross revenue from new Canadian recreational channel and $78.9 million in global medical sales.
  Fourth quarter revenue growth of 13% versus third quarter with additional revenue being generated through value-added products, extraction services, and clinic partners.
  Shipped 24,300 kilograms and kilogram equivalents during the fiscal year, including 16,300 kilograms of dry flower and 8,000 kilogram equivalents of oil and softgels.
  Canadian cannabis harvested expected to increase to approximately 34,000 kilograms in Q1 fiscal 2020, with further licensed capacity still to come; additional capacity is expected to increase finished inventory available for sale beginning in Q2 fiscal 2020.
  Expansion in Smiths Falls bringing headquarters campus footprint to over 950,000 square feet of value-add production and logistics space.
  $5 billion investment secured from Constellation Brands being deployed to accelerate global expansion, including the acquisition of medical cannabis device manufacturer, Storz & Bickel. Subsequent to year end, the Company acquired Germany-based C³ Cannabinoid Compound Company, Europe's largest cannabinoid-based pharmaceutical company and UK-based beauty and wellness brand, This Works Products Limited.
  Rapid expansion into United States CBD market following passage of new Farm Bill; investments and partnerships related to extraction, advanced manufacturing, and warehousing/logistics are underway. Seeking to bring CBD products to market by the end of fiscal 2020.
  Further solidified United States strategy with shareholder approval of plan to acquire leading multi-state operator Acreage Holdings, Inc. ("Acreage") a deal which gives the Company a path to serve recreational and medical markets upon federal permissibility, and licensing structure to provide Acreage with brand and product IP to accelerate their United States market expansion.
  International licences covering over 35 million square feet of production now in place across Africa, Europe, and Latin America, with new certifications, sales and global partnerships established to accelerate sales of medical and CBD products internationally (See Linked Monday Press Release).
  At March 31, 2019, the Company's cash, cash equivalents available, and marketable securities totaled $4.5 billion.

SMITHS FALLS, ON, June 20, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) today announced its financial results for the fourth quarter and fiscal year ended March 31, 2019. The audited Consolidated Financial Statements and Management's Discussion and Analysis for the twelve months ended March 31, 2019 will be filed on SEDAR after financial markets close on Friday, June 21, 2019 and will be available at www.sedar.com. All financial information in this press release is reported in Canadian dollars, unless otherwise indicated. This press release is intended to be read in conjunction with the Company's Financial Statements and Management Discussion & Analysis, which will be available at www.canopygrowth.com and filed on SEDAR.

Fiscal year 2019 was a year of continued expansion across key markets, including major steps towards completion of the Company's build-out in Canada. Management believes that the strategy of investing early in large-scale, high quality Canadian production assets and significant value-add infrastructure has been validated during the second half of fiscal 2019 as the majority of the Company's production platform became licensed and operational, with further improvements in output expected as full ramp-up of facilities is completed. In the current quarter, Canopy Growth expects to harvest approximately 34,000 kilograms, with further licensed capacity, ramp-up and efficiencies anticipated. The Company's strategy has resulted in, to its knowledge, the largest market share in the Canadian cannabis market.

"The fourth quarter wraps up a historic year with major steps taken in Canada to build-out our national platform while scaling all of our processes to bring cannabis to market. The third quarter of the year benefitted from months of advanced production while the fourth quarter relied more on efficient throughput and a more automated platform," said Bruce Linton, Chairman and Co-CEO of Canopy Growth. "With more product formats coming to the Canadian market later in the year, we are working hard to ensure that we are ready to hit the ground running with products, formats and brands that Canadians trust."

Fourth Quarter and Fiscal 2019 Operational and Financial Summary

	Q4 2019	Q4 2018	% Change	FY 2019	FY 2018	% Change
Net revenue (millions)	$94.1	$22.8	313%	$226.3	$77.9	191%
Kilograms and kilogram equivalents sold	$9,326	$2,528	269%	$24,320	$8,708	179%

Average Selling Price per gram - Recreational	$7.28	-	NM	$7.20	-	NM
Average Selling Price per gram - Canadian Medical	$8.17	$8.00	2%	$8.90	$8.34	7%
Average Selling Price per gram - International Medical	$13.91	$13.35	4%	$13.57	$13.16	3%
Average Selling Price per gram	$7.49	$8.43	-11%	$7.91	$8.24	-4%
Inventory & Biological Assets (millions)	$341	$118	189%	$341	$118	189%
Kilograms harvested (kilograms)	$14,469	$4,811	201%	$46,927	$22,513	108%
Cash, cash equivalents and marketable securities (millions)	$4,515	$323	1298%	$4,515	$323	1298%

Fourth Quarter and Fiscal 2019 Revenue Highlights

	Q4 2019	Q4 2018	% Change	FY 2019	FY 2018	% Change
Canadian Recreational Cannabis Gross Revenue - Business to Business	$57.2	-	NM	$117.4	-	NM
Canadian Recreational Cannabis Gross Revenue - Business to Consumer	$11.7	-	NM	$23.1	-	NM
Canadian Recreational Cannabis Revenue - Subtotal	$68.9	-	NM	$140.5	-	NM
Canadian Medical Cannabis Gross Revenue	$11.6	$19.5	-41%	$68.8	$70.6	-3%
International Medical Cannabis Gross Revenue	$1.8	$2.4	-25%	$10.1	$3.7	173%
Medical Revenue - Subtotal	$13.4	$21.9	-39%	$78.9	$74.3	6%
Other Revenue	$24.2	$0.9	2589%	$34.0	$3.6	844%
Total Gross Revenue	$106.5	$22.8	367%	$253.4	$77.9	225%
Less Excise Taxes	$12.4	-	NM	$27.1	-	NM
Net Revenue	$94.1	$22.8	313%	$226.3	$77.9	191%
NM = Not Meaningful

Fourth Quarter and Fiscal 2019 Product Sales Highlights

Product Sales (Kilograms & kilogram equivalents)	Q4 2019	Q4 2018	% Change	FY 2019	FY 2018	% Change
Canadian Recreational Cannabis - Business to Business	$6,964	-	NM	$14,345	-	NM
Canadian Recreational Cannabis - Business to Consumer	$999	-	NM	$1,905	-	NM
Canadian Medical Cannabis	$1,233	$2,352	-48%	$7,324	$8,421	-13%
International Medical Cannabis	$130	$176	-26%	$746	$287	160%
Total	$9,326	$2,528	269%	$24,320	$8,708	179%
NM = Not Meaningful

Recreational Sales Overview

Gross recreational revenue in fiscal 2019 was $140.5 million, and accounted for 16,250 kilogram and kilogram equivalents, or 67% of total cannabis sold in fiscal 2019. Q4 to Q3, gross recreational sales were largely similar with $68.9 million in gross recreational sales in Q4, down from $71.6 million in gross recreational sales in Q3. As increased brick and mortar stores come online in key provinces of Ontario, Alberta, and British Columbia, the Company will use its increased capacity to meet demand. Through the Company's investments in capacity and automation across many of our processes, we approximately doubled our harvest size from Q3 fiscal 2019 to Q4 fiscal 2019, and expect to do so again from Q4 fiscal 2019 to Q1 fiscal 2020, positioning us to ensure Canadian adult consumers have access to our trusted brand portfolio.

Fiscal 2019 also welcomed our retail strategy, which included securing licenses, rights to license, or permits to operate cannabis retail stores in four provinces – including multi-year licensing agreements in Ontario to enable our partners to open additional retail stores. To date, we have launched (directly or indirectly through licensing agreements) 23 cannabis retail stores in Newfoundland & Labrador, Manitoba, Saskatchewan, and Ontario under the Tweed and Tokyo Smoke banners.

Medical Sales Overview

Total revenue generated from medical cannabis in fiscal 2019 was $78.9 million, representing an increase of 6% over fiscal 2018. Medical cannabis shipments were 8,070 kilogram and kilogram equivalents in fiscal 2019, representing a decrease of 7%.

Canadian medical sales generated revenue of $68.8 million in fiscal 2019 as compared to $70.6 million in fiscal 2018.

The Company's Canadian online medical store saw a period of major transformation during the fiscal year, with established brands Tweed, DNA Genetics, LBS and certain CraftGrow partners largely transitioning to the recreational channel. This product transition, along with product supply challenges which have since been remedied, led to a decline in the medical channel in the second half of fiscal 2019, with Canadian medical revenue decreasing from $19.5 million in Q4 fiscal 2018 to $11.6 million in Q4 fiscal 2019. Following the re-brand of Spectrum Cannabis, Canopy Health Innovations and C3 into a singular medically-focused division Spectrum Therapeutics, along with increasing finished goods inventory levels, and corresponding price adjustments of select products, the Company believes that Canadian medical sales under the Spectrum Therapeutics brand will be able to return to previous levels of market-leading customer registrations and sales.

International medical sales generated revenue of $10.1 million in fiscal 2019, 173% growth over the previous fiscal year, driven by German market growth, as well as entry into the Polish and Czech markets. The Company believes that European sales have been negatively impacted by supply challenges from Canada, caused by a focus on serving Canadian patients first, as well as the lengthy export process in Canada. The Company believes there is significant upside potential in Europe, and with its Canadian medical channel fully supplied and Danish production coming online within the calendar year, believes it will see significant increases in Canadian and Danish product availability in this market. The Company has also begun sales in new markets, including Australia.

The Company remains committed to investing in significant clinical research, as well as leading programs to educate healthcare practitioners on the potential benefits of medicinal cannabis in Canada and abroad. This outreach will continue increasing Spectrum Therapeutics brand visibility and is estimated to result in increased patients, both within Canada and internationally as new markets come online.

Other Strategic Revenue

To begin diversifying the Company's business into higher margin cannabis products and to complement intellectual property ("IP") being developed internally for the expected high growth vape category, Canopy Growth acquired medical devices company Storz & Bickel in Q3. Sales of Storz & Bickel vaporizer devices, along with revenue from other strategic sources including extraction services, and clinic partners, resulted in $34 million in other revenue generated in fiscal 2019.

As Storz & Bickel continues to become further and fully integrated within the Canopy Growth ecosystem, the Company anticipates that sales and revenue generated will continue to increase as we expand product availability within our internal and partnered sales channels. Additionally, through this acquisition, the Company gained invaluable access to Storz & Bickel's IP portfolio which has greatly benefited our innovation teams as we look forward to unveiling our own branded vape technology in fiscal 2020.

Gross Margin (before the IFRS fair value impacts in cost of sales)1 Overview

Gross margin (before the IFRS fair value impacts in cost of sales) for fiscal 2019 grew 35% to $51 million, driven by growth in our medical channel and the launch of the Canadian recreational channel. The gross margin percentage decreased during the year from 48% to 22%, largely driven by the continued expansion work on several of our large-scale greenhouse facilities throughout the year, resulting in under-utilization impact in cost of sales. The impacts of under-utilization continued into Q4, resulting in a gross margin percentage of 16%, which is down from 34% in the corresponding period from the prior year, and 22% in Q3. The impact in Q4 fiscal was primarily attributed to $24 million of operating expenses for facilities not yet cultivating, cultivating but not yet harvesting, or facilities that had under-utilized capacity. Additionally, Q4 incurred some non-recurring costs related to an unusual weather event and other one-time activities.  We expect these facilities to be fully operational in the months ahead, resulting in a return to normalized operating costs for our cultivation facilities.

As production ramp-up begins for the next generation of recreational products, there will be costs related to the ramp-up of advanced manufacturing that will impact reported gross margin during the initial start-up phase, but management expects the impact to be less material relative to the size and scale of the revenue related to the new generation of products.

Inventory production costs expensed to cost of sales in fiscal 2019 were $175.4 million, as compared to $40.2 million in fiscal 2018. The impact of changes in the fair value of biological assets in fiscal 2019 was due in large part to the commencement of growing at the Company's facility in Mirabel, Quebec increased utilization at our facilities in Aldergrove and Delta, British Columbia, and 27 new grow rooms at the facility in Smiths Falls, Ontario.

Operating Expense Summary

	Q4 2019	Q4 2018	% Change	FY 2019	FY 2018	% Change
Sales and Marketing Expenses	$53.2	$14.8	259%	$154.4	$38.2	304%
General and Administration Expenses	$65.6	$16.9	288%	$168.5	$43.8	285%
Research and Development Expenses	$7.3	$0.5	1360%	$15.2	$1.5	913%
Acquisition-related Expenses	$13.8	$0.9	1433%	$23.4	$3.4	588%
Share-based Compensation Expenses	$93.1	$20.2	361%	$283.0	$49.1	476%
Depreciation and Amortization Expenses	$9.9	$2.9	241%	$21.5	$12.9	67%
Total	$242.9	$56.2	332%	$666.0	$148.9	347%

Canopy Growth continues to make significant investments to scale our business in Canada and globally, including investments building our corporate capabilities, developing our production infrastructure, investing in the marketing and development of new value-added consumer products for the Canadian recreational cannabis market as well as the global CBD market. Work is underway to bring these new consumer products to these markets towards the end of fiscal 2020. Additionally, the Company continues to invest in the development and expansion of medical cannabis operations in jurisdictions outside of Canada including Colombia, Spain, Germany, Denmark, Lesotho, South Africa and Australia. In addition, we are investing in the research and development of cannabis-based medical therapies, including in required clinical trials, in advance of potential future commercialization. We believe it is necessary to make these investments, many of them made pre-revenue, to position the company for long-term success.

Sales and marketing increased from $38.2 million in fiscal 2018 to $154.4 million in fiscal 2019, reflecting investments in brand-building, consumer marketing, and promotional campaigns focused on our Tweed, Tokyo Smoke, Spectrum Therapeutics, active partner brands, as well as the development of cannabis and CBD consumer products and brands expected to be launched towards the end of fiscal 2020. In addition, staffing costs increased in marketing and sales functions, our customer care centre, cannabis retail and education programs, and our medical outreach program.

General and administrative expenses in fiscal 2019 were $168.5 million, reflecting our ongoing investments in building commercial capacity, governance and public company compliance costs associated with TSX and NYSE listings, legal and professional services in expanding operations, enhancing our information technology capabilities, scaling efforts ahead of market expansion, compliance costs associated with meeting Health Canada regulatory requirements, and employee compensation costs associated with the above.

Research and development expenses incurred in fiscal 2019 were $15.2 million. This is primarily attributable to our R&D team conducting research into a variety of innovation and intellectual property opportunities, as we prepare for new format introductions in fiscal 2020.

Acquisition-related expenses were $23.4 million in fiscal 2019, with Canopy Growth closing on several transactions in the year including the acquisition of HIKU Brands Company Ltd., ebbu, Inc., Storz & Bickel GmbH & Co. KG, and Canopy Health Innovations Inc. Acquisitions announced subsequent to fiscal 2019 – including This Works Products Limited, Canamo y Fibras Naturales, S.L. ("Cafina"), and the future acquisition of Acreage – incurred related expenses throughout fiscal 2019 as well.

Share-based compensation, a non-cash expense, was $182.8 million in fiscal 2019, up from $29.6 million in fiscal 2018 with $74.7 million accounted for in Q4, representing an increase from $11.9 million in Q4 fiscal 2018. The increase is primarily due to increased number of employees granted stock options as headcount increased to 3,200 employees from 1,000 year-over-year and accounting for the increase in fair value of stock options granted considering the 80% increase in the Company's share price that occurred over fiscal 2019.

Balance Sheet Highlights

At March 31, 2019, the Company's cash and cash equivalents available and marketable securities totaled $4.5 billion, representing an increase of $4.2 billion from March 31, 2018. The increase is principally due to the investment of approximately $5 billion dollars by Constellation Brands, Inc. ("Constellation Brands") on November 1, 2018 and the issuance of convertible senior notes with an aggregate principal amount of $600 million. This increase was partially offset by $644 million invested in the expansion of our cannabis production, distribution, and physical retail store assets, $380 million invested in the acquisition of subsidiaries, and investments made in operations including those related to strengthening corporate capabilities, developing and executing recreational cannabis brand-related campaigns, developing and preparing to launch value-added cannabis products in fiscal 2020 and conducting research and development into cannabis-based medical therapies.

Inventory at March 31, 2019 amounted to $262.1 million (March 31, 2018 - $101.6 million), including $38 million in finished goods and $165.5 million of work-in-progress. In addition, biological assets amounted to $79 million, which together with inventory totaled $341.1 million. The Company has scaled production and increased automation capacity and expects to achieve a Q1 fiscal 2020 harvest of approximately 34,000 kilograms which is expected to be available for sale in all channels starting in Q2 fiscal 2020.

Fourth Quarter and Fiscal Year 2019 Adjusted EBITDA summary2

Adjusted EBITDA amounted to a loss of $257.0 million in fiscal 2019, as compared to a loss of $36.1 million in fiscal 2018. The year-over-year loss is largely reflective of the investments made in fiscal 2019 sales and marketing, and general and administration costs as described above.

Depreciation and amortization, a non-cash expense, increased $4.9 million from Q3 fiscal 2019, due to the depreciation expense recorded on assets put into operation during Q4 fiscal 2019. These assets largely related to production and warehouse equipment.

Other expense, net, increased $368.3 million from Q3 2019, primarily related to non-cash fair value changes on our senior convertible notes which have been recorded through the statement of operations. These fair value changes are due to the increase in Canopy Growth's stock price from December 31, 2018 to March 31, 2019.

Events Subsequent to Fiscal Year 2019

  In April, Canopy Growth and Acreage announced that they entered into an agreement granting Canopy Growth the right to acquire 100% of Acreage's shares, once the production and sale of cannabis becomes federally permissible in the United States. On June 19, Acreage and Canopy Growth shareholders voted to approve the agreement. Initial implementation of the transaction is subject to approval by the Supreme Court of British Columbia and satisfaction of certain other closing conditions. Canopy Growth and Acreage expect the transaction to be implemented on or about June 27, 2019. Upon approval of certain modifications to the investor rights agreement with Constellation Brands, as well as terms of existing warrants, Canopy Growth will record a material, non-cash charge during the first quarter of fiscal year 2020. We expect this non-cash charge to have a materially negative impact on net income in the first quarter of fiscal 2020.

The audited Consolidated Financial Statements and Management's Discussion and Analysis for the twelve months ended March 31, 2019 will be filed on SEDAR after financial markets close on Friday, June 21, 2019, and will be available at www.sedar.com. The basis of financial reporting in the Audited Condensed Consolidated Financial Statements and Management's Discussion and Analysis is in thousands of Canadian dollars, unless otherwise indicated.

Note 1: Gross margin (before the IFRS fair value impacts in cost of sales) is a key operational metric that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. This measure is calculated as net revenue less inventory production costs expensed to cost of sales and may be computed from the consolidated statements of operations presented within this news release.

Note 2: Adjusted EBITDA is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Adjusted EBITDA reconciliation is presented within this news release and explained in Management's Discussion & Analysis under "Adjusted EBITDA (Non-IFRS Measure)", a copy of which will be filed on SEDAR after financial markets close on Friday, June 21, 2019.

Webcast Information
A live audio webcast will be available at:
https://event.on24.com/wcc/r/1971998/A4F8AB6B82EDF157155CC39603685130

Calling Information
Toll Free Dial-In Number: 1-888-231-8191
International Dial-In Number: (647) 427-7450
Conference ID: 4338214

Replay Information
A replay of the call will be accessible by telephone until 11:59 PM ET on September 21, 2019.
Toll Free Dial-in Number: 1-855-859-2056
Replay Password: 4338214

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

The Company operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 4.7 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the Company's expectations with respect to the Q1 fiscal 2020 harvest, the Company's expectation for additional finished inventory available for sale in Q2 fiscal 2020, bringing CBD products to market by the end of fiscal 2020, the accelerated market expansion for Acreage, the anticipated benefits of the rebranding of Spectrum Therapeutics on the Company's market share, the potential opportunity for cannabis products in Europe and the anticipated Increase in Canadian and Danish product availability, the anticipated increased sales from Storz & Bickel, the expectation that facilities will be fully operational in the months ahead, the launch of new CBD consumer products and brands in fiscal 2020, the timing for implementation of the transaction with Acreage. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including changes in laws, regulations and guidelines; compliance with laws; international laws; operational, regulatory and other risks; execution of business strategy; management of growth; difficulty to forecast; reliance on licences; risks inherent in an agricultural business; contracts with provincial and territorial governments; constraints on marketing products; risks inherent in acquisitions and investments; expansion into foreign jurisdictions; governmental regulations; cannabis is a controlled substance in the United States; Farm Bill risks; assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory and court approvals for the transaction with Acreage; and such risks contained in the Company's management information circular of the Company dated May 17, 2019 and in the annual information form dated June 27, 2018 and filed with Canadian securities regulators and available on the Company's issuer profile on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in CDN $000's)	March 31, 2019	March 31, 2018

Assets
Current assets
Cash and cash equivalents	$2,480,830	$322,560
Marketable securities	2,034,133	-
Amounts receivable	106,974	21,425
Biological assets	78,975	16,348
Inventory	262,105	101,607
Prepaid expenses and other current assets	107,123	19,837
	5,070,140	481,777

Investments in equity method investees	112,385	63,106
Other financial assets	363,427	163,463
Property, plant and equipment	1,096,340	303,682
Intangible assets	519,556	101,526
Goodwill	1,544,055	314,923
Other long-term assets	25,902	8,340

	$8,731,805	$1,436,817

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$226,533	$89,571
Current portion of long-term debt	103,716	1,557
Other current liabilities	81,414	900
	411,663	92,028

Long-term debt	842,259	6,865
Deferred tax liability	96,031	33,536
Other long-term liabilities	140,404	61,150

	1,490,357	193,579

Shareholders' equity
Share capital	6,026,618	1,076,838
Other reserves	1,673,472	127,418
Accumulated other comprehensive income	28,630	46,166
Deficit	(777,087)	(91,649)

Equity attributable to Canopy Growth Corporation	6,951,633	1,158,773

Non-controlling interests	289,815	84,465

Total equity	7,241,448	1,243,238

	$8,731,805	$1,436,817

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND TWELVE MONTHS ENDED MARCH 31, 2019 AND 2018
	Three months ended		Twelve months ended
(Expressed in CDN $000's except share amounts)	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018

Revenue	$106,485	$22,806	$253,431	$77,948
Excise taxes	12,435	-	27,090	-

Net revenue	94,050	22,806	226,341	77,948

Inventory production costs expensed to cost of sales	79,076	15,140	175,425	40,213

Gross margin before the undernoted	14,974	7,666	50,916	37,735

Fair value changes in biological assets included in inventory sold and other inventory charges	23,547	20,025	129,536	67,861
Unrealized gain on changes in fair value of biological assets	(77,050)	(17,500)	(167,550)	(96,721)

Gross margin	68,477	5,141	88,930	66,595

Sales and marketing	53,184	14,751	154,392	38,203
Research and development	7,274	539	15,238	1,453
General and administration	65,657	16,883	168,434	43,819
Acquisition-related costs	13,788	915	23,394	3,406
Share-based compensation expense	74,678	11,923	182,837	29,631
Share-based compensation expense related to acquisition milestones	18,490	8,247	100,164	19,475
Depreciation and amortization	9,870	2,915	21,510	12,889

Operating expenses	242,941	56,173	665,969	148,876

Loss from operations	(174,464)	(51,032)	(577,039)	(82,281)

Share of loss on equity investments	(1,731)	(1,303)	(10,752)	(1,473)
Other (expense) income, net	(133,451)	(10,068)	(69,985)	31,213
Total other (expense) income, net	(135,182)	(11,371)	(80,737)	29,740

Loss before income taxes	(309,646)	(62,403)	(657,776)	(52,541)

Income tax (expense) recovery	(13,716)	8,042	(12,318)	(1,593)

Net loss	$(323,362)	$(54,361)	$(670,094)	$(54,134)

Net (loss) income attributable to:
Canopy Growth Corporation	$(335,607)	$(61,544)	$(685,438)	$(70,353)
Non-controlling interests	12,245	7,183	15,344	16,219
	$(323,362)	$(54,361)	$(670,094)	$(54,134)

Net loss per share, basic and diluted
Net loss per share:	$(0.98)	$(0.31)	$(2.57)	$(0.40)
Weighted average number of outstanding common shares:	343,877,591	196,571,715	266,997,406	177,301,767

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND TWELVE MONTHS ENDED MARCH 31, 2019 AND 2018
	Three months ended		Twelve months ended
(Expressed in CDN $000's)	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018

Net inflow (outflow) of cash related to the following activities:

Operating
Net income (loss)	$(323,362)	$(54,361)	$(670,094)	$(54,134)
Adjustments for:
Depreciation of property, plant and equipment	14,359	2,365	30,062	8,725
Amortization of intangible assets	8,987	2,586	16,856	11,761
Share of loss on equity investments	1,731	1,303	10,752	1,473
Fair value changes in biological assets included in inventory sold and other charges	23,547	20,025	129,536	67,861
Unrealized gain on changes in fair value of biological assets	(77,050)	(17,500)	(167,550)	(96,721)
Share-based compensation	93,096	20,928	287,782	51,177
Other assets	(2,451)	79	(19,359)	(1,853)
Other liabilities	54,345	-	54,345	-
Other income and expense	120,262	2,925	75,786	(37,494)
Income tax (recovery) expense	13,716	(8,042)	12,318	1,593
Non-cash foreign currency	(20,170)	(201)	(18,776)	(201)
Changes in non-cash operating working capital items	(132,621)	(7,018)	(262,168)	(33,693)

Net cash used in operating activities	(225,611)	(36,911)	(520,510)	(81,506)

Investing
Purchases and deposits of property, plant and equipment	(149,220)	(89,930)	(644,456)	(176,037)
Purchases of intangible assets	1,850	(1,099)	(38,290)	(2,132)
Proceeds on disposals of property and equipment	-	-	-	75
Purchases of marketable securities	(1,227,565)	-	(2,029,812)	(118)
Proceeds on assets classified as held for sale	-	-	-	7,000
Investments in equity method investees	(9,695)	-	(36,896)	(26,179)
Investments in other financial assets	(17,266)	(2,062)	(91,337)	(22,439)
Net cash outflow on acquisition of NCI	(4,716)	-	(6,712)	-
Net cash outflow on acquisition of subsidiaries	(36,010)	(153)	(380,482)	(3,753)

Net cash used in investing activities	(1,442,622)	(93,244)	(3,227,985)	(223,583)

Financing
Payment of share issue costs	(3,029)	(8,663)	(21,646)	(10,008)
Proceeds from issuance of common shares and warrants	-	200,680	5,072,500	470,670
Proceeds from issuance of shares by Canopy Rivers	63,758	19,763	154,976	54,876
Proceeds from exercise of stock options	19,429	3,509	48,159	11,053
Proceeds from exercise of warrants	106	89	18,790	770
Issuance of long-term debt	-	-	600,000	-
Payment of long-term debt issue costs	-	-	(16,380)	-
Payment of interest on long-term debt	(11,793)	-	(14,521)	-
Repayment of long-term debt	(1,181)	(371)	(4,680)	(1,512)

Net cash provided by financing activities	67,290	215,007	5,837,198	525,849

Effect of exchange rate changes on cash and cash equivalents	(34,097)	-	69,567	-

Net cash inflow	(1,635,040)	84,852	2,158,270	220,760
Cash and cash equivalents, beginning of period	4,115,870	237,708	322,560	101,800

Cash and cash equivalents, end of period	$2,480,830	$322,560	$2,480,830	$322,560

Adjusted EBITDA[1] Non-IFRS Measure	Three months ended		Year ended
(In CDN$000's)	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
		(Restated)		(Restated)
Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(174,464)	$(51,032)	$(577,039)	$(82,281)

IFRS fair value accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other charges	23,547	20,025	129,536	67,861
Unrealized gain on changes in fair value of biological assets	(77,050)	(17,500)	(167,550)	(96,721)
	(53,503)	2,525	(38,014)	(28,860)
Share-based compensation expense (per statement of cash flows)	93,096	20,928	287,782	51,177
Acquisition-related costs	13,788	915	23,394	3,406
Depreciation and amortization (per statement of cash flows)	23,346	4,951	46,918	20,486
	130,230	26,794	358,094	75,069
Adjusted EBITDA	$(97,737)	$(21,713)	$(256,959)	$(36,072)

[1]Adjusted EBITDA is earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs.

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SOURCE Canopy Growth Corporation

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For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 19:51e 20-JUN-19